Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED
2006 JUL 13 P 3:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

06015158

Our Ref: LB/CS/24/3

Your Ref: 82-2782

7 July 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the following stock exchange announcement issued on behalf of Kelda Group plc earlier today:

- Transaction in own shares x 8 (From 19 June to 28 June 2006).
- Director/PDMR Shareholding

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

dw 7/14

Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:17 19-Jun-06
Number	PRNUK-1906

Kelda Group plc announces that on 19 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 752.98p per share from JPMorgan Cazenove Limited.

END

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RECEIVED

2006 JUL 13 P 3:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:22 20-Jun-06
Number	PRNUK-2006

Kelda Group plc announces that on 20 June 2006 it purchased for cancellation 285,000 of its ordinary shares at a price of 745.66p per share from JPMorgan Cazenove Limited.

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RECEIVED
2006 JUL 13 P 3:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:08 21-Jun-06
Number	PRNUK-2106

Kelda Group plc announces that on 21 June 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 752.5360p per share from JPMorgan Cazenove Limited.

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RECEIVED
2006 JUL 13 P 3:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:48 22-Jun-06
Number	PRNUK-2206

Kelda Group plc announces that on 22 June 2006 it purchased for cancellation 385,000 of its ordinary shares at a price of 754.27p per share from JPMorgan Cazenove Limited.

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RECEIVED

2006 JUL 13 P 3:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:54 23-Jun-06
Number	PRNUK-2306

Kelda Group plc announces that on 23 June 2006 it purchased for cancellation 275,000 of its ordinary shares at a price of 752.95p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:52 26-Jun-06
Number	PRNUK-2606

Kelda Group plc announces that on 26 June 2006 it purchased for cancellation 175,000 of its ordinary shares at a price of 750.999p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:26 27-Jun-06
Number	PRNUK-2706

Kelda Group plc announces that on 27 June 2006 it purchased for cancellation 450,000 of its ordinary shares at a price of 753.66p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:01 28-Jun-06
Number	PRNUK-2806

KeldaGroup

Kelda Group plc announces that on 28 June 2006 it purchased for cancellation 140,000 of its ordinary shares at a price of 754.93p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	15:09 27-Jun-06
Number	PRNUK-2706

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of director

   Edmund John Seward Anderson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Edmund John Seward Anderson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
3,939	N/A	N/A	N/A

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	£7.55	27/06/06	26/06/06

shares of 15 5
/9 pence

15. Total holding following this notification

3,939

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which options exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Philip Hudson 01274 804110

25. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification ____27 June 2006__________________

END

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